Exhibit 99.5

1 Telkom SA Limited Provisional Results Presentation for the year ended 31 March 2009 making it happen - taking Telkom forward 2 Forward looking statement Many of the statements included in this announcement, as well as oral statements that may be made by Telkom and Vodacom, or by officers, directors or employees acting on their behalf related to the subject matter hereof, constitute or are based on forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, including, among others, statements regarding Telkom's ability to implement its mobile strategy and any changes thereto, Telkom's future financial position and plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings and financing plans, as well as projected levels of growth in the communications market, are forward-looking statements. Forward-looking statements can generally be identified by the use of terminology such as "may", "will", "should", "expect", "envisage", "intend", "plan", "project", "estimate", "anticipate", "believe", "hope", "can", "is designed to" or similar phrases, although the absence of such words does not necessarily mean that a statement is not forward-looking. These forward-looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause Telkom's actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward- looking statements. Among the factors that could cause Telkom's actual results or outcomes to differ materially from its expectations are those risks identified in Item 3. "Key Information-Risk Factors" contained in Telkom's most recent annual report on Form 20-F filed with the U.S. Securities Exchange Commission ("SEC") and Telkom's other filings and submissions with the SEC, which are available on Telkom's website at www.Telkom.co.za/ir and other matters not yet known to Telkom or not currently considered material by Telkom. Telkom cautions you not to place undue reliance on these forward-looking statements. All written and oral forward-looking statements attributable to Telkom, or persons acting on Telkom's behalf, are qualified in their entirety by these cautionary statements. Moreover, unless Telkom is required by law to update these statements, Telkom will not necessarily update any of these statements after the date of Telkom's most recent annual report on Form 20-F filed with the US Securities and Exchange Commission (SEC), either to conform them to actual results or to changes in Telkom's expectations.

3 Overview Reuben September

making it happen - taking Telkom forward 4 Presentation Overview Defend and grow strategies on track Attending to challenges - customer service, capital efficiency, legacy systems, Multi-Links, Africa Online, integrating M-Web Africa Exploit opportunities created by conclusion of Vodacom transaction Structure and leadership team largely in place Baggage behind us - Telkom Media, impairments, mark-to-market puts Free cash flow focus - cost efficiencies, reducing capex, cash flow return on investment, dividends Focus on shareholder value making it happen - taking Telkom forward 5 Dividends 2009 6.6 2010 3.75 Group financial features - continuing operations Operating Revenue EBITDA HEPS 2008 33611 13203 1028.9 2009 35940 11668 557 (11.6)% 6.9% (45.9)% ZAR Rm Rm Cents Vodacom transaction - special dividend R19.00 (43.2)%

making it happen - taking Telkom forward 6 Defend and grow strategy - notable successes Annuity revenue up 6.8% to R7.4 billion, subscription based calling plan revenue increased by 20.5% to R1.3 billion Closer subscribers up 27.6% to 575,812 Supreme Call packages increased 14.4% and PC bundles increased 48.3% ADSL subscribers up 33% to 548,015 Do Broadband subscribers increased 58.1% to 188,540 Internet all access subscribers up by 18.2% to 423,196 Data revenues up 12.1%, managed network services revenues up 22.3% and number of sites up 19.4% to 29,979 Wholesale Internet leased lines increased 7.4% to 24,204 Key partner in Pan-African submarine cable systems Defend Profitable Revenue Grow Broad- band and ICT Converged Services making it happen - taking Telkom forward 7 Initiatives to grow and win back traffic Exploit opportunities created by licensing regime, convergence technologies and the freedom to compete fully Utilise fixed-mobile convergence to win back revenue Leverage NGN to aggressively grow high quality broadband Grow annuity revenue through enhanced bundles and calling plans Grow profitable entry level products and maximise utilisation of existing infrastructure Our quality and value are unbeatable making it happen - taking Telkom forward 8 Initiatives to grow and win back traffic Exploit the scale benefits offered by gated communities and other highly populated residential areas Leverage the investment in broadband network by offering third party content Accelerate and further improve service delivery Customer satisfaction surveys show improvements in small business, medium and large business and corporate and government sectors. Residential unchanged Focused on partnerships with players in streams adjacent to our core business for new revenues Maximise return on our unique, ubiquitous infrastructure making it happen - taking Telkom forward 9 Data - continued strong growth of 12.1% Data connectivity Mobile Leased lines Internet access Managed network, including VPN services East 0.109 0.005 0.296 0.223 % revenue increase Size (Rm) High value services 891 1,525 1,858 4,951 Basic services Data - key strengths: managed, ubiquitous, redundant, scale making it happen - taking Telkom forward 10 Cost efficiency and cash flow Cost management remains a key driver for Telkom's performance Transformation initiative (Telkom Renaissance): Reorganise to implement strategy Clear accountability Focus on effectiveness and efficiency Roll out wireless network where more cost effective Retirement of costly legacy systems Renegotiation of all supplier contracts Free cash flow focus Review IT and capital spend Reduce all discretionary expenditure No sacred cows making it happen - taking Telkom forward 11 Multi-Links - Financial performance Strong revenue growth Loss Group Revenue increased 124.9% to R1,900 million Subscribers increased 209.3% to 2.5 million Operating expenses increased 175.1% to R2,422 million Aggressive acquisition of customers High percentage of off-net calls Competitive reaction in CDMA market EBITDA loss of R226 million for the year ended March 31, 2009 Negative EBITDA margin of 11.9% Finance charges of R1.2 billion, forex loss of R902 million Net loss for the period of R1,763 million Group Impairment of R462 million in 2008/09 Building on our investment - Nigeria a major growth opportunity making it happen - taking Telkom forward 12 Multi-Links - Operational statistics Strong subscriber growth Network investment ARPU Subscriber base increased 209.3% to 2,516,109 by March 31, 2009 Data currently contributes 17% to revenue ARPU declines from US$32 to US$9 at March 31, 2009 due to: CDMA market dynamics Distribution channel challenges Delayed launch of EVDO Improved performance is imperative 640 base stations 3,711 km of fibre and additional 2,000 km through swapping 2.8m switch capacity Deployed coverage in 22 states and Abuja making it happen - taking Telkom forward 13 Multi-Links - Focus areas Extensive fibre network a distinct competitive advantage Increased focus on wholesale, corporate and SMME markets Grow revenue of fixed-wireless and mobile customers through brand awareness and promotion; Expand broadband internet to offer high-value bundles Provide high quality IP/NGN services to Government, corporate and business customers Deploy Metro Ethernet service to attract high-end corporate customers Implement Carrier Class Corporate and Wholesale product and service offerings Revenue retention and growth making it happen - taking Telkom forward 14 Multi-Links - Focus areas (continued) Opex is driven by establishment of distribution channels, customer acquisition, maintenance and marketing costs Reducing handset subsidies Migrating to an all IP network benefitting from cost effective network management capabilities Extensive use of turnkey and outsourcing solutions Huawei in the network Blue Label Communications in distribution channels Access to SAT-3 and WAFS for cost effective international connectivity Return to profitability is the priority Operating expenses making it happen - taking Telkom forward 15 Multi-Links - Targets Targets for 2009/10 Subscriber growth target - net 305,000 EVDO target - 40,000 ARPU target - US$10 Corporate data subscribers - 1,800 Additional 1,000km of fibre planned for 2009/10 National fibre network to connect all major cities Metro fibre rings in top 5 cities National MPLS data network linking top 8 cities Capex of US$100 million for 2009/2010 EBITDA positive by 2010/11 Cash flow positive by 2011/12 Delivering on the business case

International Subsidiary footprint


Morocco
Tunisia
Algeria
Libya
Egypt
Western Sahara
Maurita nia
Mali
Niger
Chad
Sudan
Eritrea
Djibouti
Senegal
Gambia
Guinea Bissau
Guinea
Burkina
Nigeria
Sierra Leone
Ivory Coast
Ghana
Benin
Togo
Liberia
Central African Republic
Ethiopia
Somalia
Cameroon
Uganda
Equatorial Guinea
Gabon
Congo
DRC
Kenya
Rwanda
Burundi
Tanzania
Angola
Malawi
Zambia
Mozambique
Zimbabwe
Madagascar
Namibia
Botswana
South Africa
Swaziland
Lesotho
Overlap of Primary operations of AFOL & MWEB
Overlap of MULTI-LINKS & MWEB
Only AFOL Operations
Overlap of Distributors of AFOL & MWEB
Only AFOL Affiliates (Partnership with A-link)
Telkom SA Limited

Opportunity to provide data products through extensive footprint in Africa making it happen – taking Telkom forward
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making it happen - taking Telkom forward 17 MWeb Africa and Africa Online integration Consolidate satellite bandwidth capacity Merge MWeb and Africa Online's VSAT businesses Consolidate data centre infrastructures Expand wireless Broadband reach and use VSAT for international backbone Focus on corporate market and value added services Consolidate all overlapping markets under single business Exploit availability of Telkom SA and Multi-Links networks, products and services Integrated entity offers value to multi-nationals making it happen - taking Telkom forward 18 Enterprise Customers Using our Multi-Links/AFOL/MWeb presence across Africa as a launching pad AT&T leverage Strategic alliances provide competitive advantage Building the muscle to serve multi-nationals in Africa Combining our presence with partners making it happen - taking Telkom forward 19 Mobile Strategy Initial rollout of W-CDMA focused on: Theft, breakages and incidents prone areas Customers waiting for service Areas without copper infrastructure Focus on cost efficiency and customer service Currently have 141 sites in major metropolitan areas Mobile - an opportunity to win traffic making it happen - taking Telkom forward 20 Mobile - way forward Comprehensive mobile and converged product roadmap being developed Product mix, price elasticity, segmentation Being tested through market research Business case scenarios being developed. Final version dependent on Finalisation of market research Roaming agreement Enterprise trials planned for selected corporate customers Differentiators Quality Fixed-mobile converged products Price Efficient IP enabled technology Build based on return on investment making it happen - taking Telkom forward 21 Data Centre Operations Current capacity of 7,500m2 Nearing completion of a further 2,200m2 - R400m Adding a further 5,000m2, dependent on market study Approach to the market Leverage strong enterprise customer relationships Utility model and pay-on-demand Significant opportunity in SMME market Will be carrier neutral IT and telecoms meet in the data centre

Telkom is a major player in the connectivity and managed network space Telkom is currently managing over R2.5bn worth of IT assets Telkom has developed key partnerships to grow credibility in the market Expertise recognised by many clients; enterprise customers in SA and FIFA Telkom can rely on a number of differentiating factors More cost effective for corporates to outsource their IT services making it happen - taking Telkom forward 23 Confederations Cup & World Cup 2010 We are ready to make South Africa proud Seph Blatter Video making it happen - taking Telkom forward 24 Reorganising Telkom - distinct business units ....adapt to changes in our environment e.g., Vodacom transaction, credit crunch ....be ready for more competition by being more customer centric and cost efficient .....be equipped for international expansion ....focus on convergence in the form of Fixed- Mobile Convergence and ICT ....align with regulatory requirements e.g., splitting wholesale from retail .....improve profit and loss accountability and better organisational alignment with strategy making it happen - taking Telkom forward 25 Elements of Telkom Renaissance Remodelling Re-engineering Revitalisation Reorganisation Value-added Activity New Horizons Clear Accountability Excited Employees/Customers Renaissance = Transformation Defend market share New Revenue New businesses Compete aggressively Profit & loss Simplicity Focus Performance management Best fit staffing plan High performance culture New skills and capabilities Service excellence Organisational renewal Integrated planning On-target execution Processes with no waste Cost control Portfolio mgmt. 2-year journey with a very steep performance improvement trajectory making it happen - taking Telkom forward 26 New Structure Telkom Group Corp Governance & Regulatory Affairs Strategy and M & A Finance & Performance Management Human Resources & Talent Management Executive Support Office Telkom SA Telkom Int Support Whole- sale & network Consu- mer1 Enter- prise1 Nigeria Pan- Africa ISP2 TMS3 Other Pan- Africa DCO Other SA DCO Support Support Telkom Data Centre Operations (DCO) Corporate Centre SA subsidiaries will be aligned with the business units with the best strategic fit Includes Africa Online and MWeb 3. Telkom Management Services (TMS)

Financial Overview Peter Nelson

making it happen - taking Telkom forward 28 Group income statement ZAR million 2008 2009 % Operating revenue 33,611 35,940 6.9 Other income 472 343 (27.3) Operating expenses (25,014) (29,895) 19.5 Operating profit 9,069 6,388 (29.6) Investment income 168 181 7.7 EBITDA 13,203 11,668 (11.6) Finance charges & fair value movements (1,556) (2,843) 82.7 Taxation (2,647) (1,660) (37.3) Profit from continuing operations 5,034 2,066 (59.0) Profit from discontinued operations 3,138 2,181 (30.5) Net profit 8,172 4,247 (48.0) Basic earnings per share (cents) 963.7 407.4 (57.7) Dividend per share (cents) 1,100.0 660.0 (40.0) 2007 2008 2009 East 41.2 39.3 32.5 HEPS Cents EBITDA margin % 2007 2008 2009 East 1235.5 1028.9 557 Continuing operations Cost efficiency and cash flow imperative making it happen - taking Telkom forward 29 Group income statement Net profit 2008 Net profit 2009 Multi-Links (R3,805 million) 7,975 4,170 ZAR million 2,095 19 Fixed-line 929 Vodacom 800 Other Turn-around strategy for Multi-Links the key focus making it happen - taking Telkom forward 30 ZAR millions Total operations Total operations Continued operations Continued operations 2008 2009 2008 2009 Profit as reported 7,975 4,170 4,911 2,040 Impairment of Africa Online 12 39 12 39 Impairment of Multi-Links 462 462 Impairment of Telkom Media 217 Multi-Links fair value loss on 25% acquisition 409 409 Vodacom transaction fees 177 Vodacom BEE deal 691 Vodacom fx loss - Gateway acquisition 204 Deferred tax credit - Vodacom transaction (454) Tax effect (57) Effect on operating profit 229 1,471 12 910 Normalised operating profit 8,204 5,641 4,923 2,950 Basic earnings per share as reported 1,565.0 832.8 963.7 407.4 Normalised earnings per share 1,609.9 1,126.6 966.1 589.2 Once off items impacting group result Year on year significantly impacted by Multi-Links - R1.76 billion net loss making it happen - taking Telkom forward 31 Finance charges and fair value movements ZAR millions 2008 2009 % Interest expense 1,543 1,732 12.2 Local loans 1,701 1,728 1.6 Foreign loans 18 167 827.8 Finance charges capitalised (174) (163) 6.3 Foreign exchange losses and fair value movements 13 1,111 8,446.2 Fair value adjustments on derivative instruments (80) 1,408 1,860.0 Foreign exchange losses (gains) 93 (297) (419.4) Total 1,556 2,843 82.7 Impacted by rates of exchange and interest rate movements Multi-Links foreign exchange losses as a result of the devaluation of the Naira R409m loss on revaluation of Multi-Links put option making it happen - taking Telkom forward 32 2007 2008 2009 East 22.7 18.3 9.7 Group balance sheet ZAR million 2008 2009 % Non-current assets 57,763 51,009 (11.7) Current assets 12,609 11,287 (10.5) Disposal group held for sale - 23,483 - Total assets 70,372 85,779 21.9 Capital & reserves 33,337 37,106 11.3 Non-current liabilities 15,104 15,348 1.6 Current liabilities 21,931 17,452 (20.4) Disposal group held for sale - 15,873 - Total equity & liabilities 70,372 85,779 21.9 Net debt 16,617 23,773 43.1 Net debt continuing operations - 15,497 - 2007 2008 2009 East 0.5 0.8 1.2 9.7% return on assets 1.2x net debt to EBITDA Continuing operations ROA of 5.0% and net debt to EBITDA 1.3X making it happen - taking Telkom forward 33 Group cash flow ZAR millions 2008 2009 % Cash generated from operations 16,335 14,768 (9.6) Dividend paid (5,732) (3,336) (41.8) Cash generated from operating activities 10,603 11,432 7.8 Investing activities (14,106) (17,005) 20.6 Financing activities 2,943 7,093 141.0 Net (decrease)/increase in cash (560) 1,520 371.4 Cash at the end of the year (208) 1,282 716.3 Free cash flow 2,229 (2,237) (200.4) Key focus on free cash flow making it happen - taking Telkom forward 34 Group Investments ZAR million Fixed-line impairment 2008 Fixed-line impairment 2009 Fixed-line carrying value 2009 Group impairment 2008 Group impairment 2009 Trudon - - 167 - - Swiftnet - - 34 - - Telkom Media 217 254 - 217 - Africa Online 12 85 275 12 39 Multi-Links - 1,843 6,706 - 462 2009 impacted by significant impairments making it happen - taking Telkom forward 35 Fixed-line income statement ZAR million 2008 2009 % Operating revenue 32,572 33,659 3.3 Other income 497 524 5.4 Operating expenses (24,962) (29,849) 19.6 Operating profit 8,107 4,334 (46.5) Investment income 3,975 2,807 (29.4) EBITDA 11,839 8,692 (26.6) Finance charges (1,277) (1,464) 14.6 Taxation (2,630) (560) (78.7) Net Profit 8,175 5,117 (37.4) 2007 2008 2009 East 37.7 36.3 25.8 EBIT margin % EBITDA margin % 2007 2008 2009 East 26.6 24.9 12.9 Excluding Multi-Links, Media and Africa Online impairments EBITDA margin is 32.3%

making it happen - taking Telkom forward 36 Fixed-line revenue Total Subscriptions & connections Traffic Interconnect Data 2008 32572 6330 15950 1757 8308 2009 33659 6614 15323 2084 9310 ZAR million 3.3% 4.5% 18.6% 12.1% (3.9)% Winning traffic back & growing data is key making it happen - taking Telkom forward 37 Fixed-line traffic Local Long distance Fixed-to-mobile International outgoing Calling plans 2008 11317 3870 4169 678 2997 2009 8822 3631 4126 656 3546 Local Long distance Fixed-to-mobile International outgoing Calling plans 2008 4076 2252 7557 986 1079 2009 3634 2036 7420 933 1300 Traffic Revenue Traffic Volumes (22.0%) (10.8%) (5.4%) (1.8%) (9.6%) 20.5% 18.3% FMC and value propositions to combat this trend 2008 2009 ZAR millions Millions of minutes (6.2%) (3.2%) (1.0%)

making it happen - taking Telkom forward 38 Fixed-line annuity revenue ZAR million 2008 2009 % Line rental 4,731 4,929 4.2 Calling plans / packages 1,079 1,300 20.5 CPE rental 755 797 5.6 Value added services 330 338 2.4 International other 22 23 4.5 Total 6,917 7,387 6.8 Note: Annuity revenue includes all subscription revenue. It does not include usage or traffic related revenue from calling plans/bundles, line installations, reconnection fees and CPE sales Continue to move from usage based to annuity based revenue making it happen - taking Telkom forward 39 Fixed-line revenue (continued) Interconnection ZAR millions 2008 2009 % Mobile 838 916 9.3 Fixed domestic 28 111 296.4 International 891 1,057 18.6 Interconnection revenue 1,757 2,084 18.6 2008 2009 East 3895 4088 Data ZAR millions 2008 2009 % Leased lines 6,460 7,452 15.4 Mobile leased facilities 1,848 1,858 0.5 Data revenue 8,308 9,310 12.1 ADSL Interconnection Millions of minutes Subscribers 2008 2009 East 412190 548015 33.0% 5.0% Increased competition impacting interconnection making it happen - taking Telkom forward 40 Fixed-line operating expenses ZAR million 2008 2009 % Employee expenses 7,397 7,999 8.1 Payments to other operators 6,902 7,536 9.2 SG&A 3,899 6,582 68.8 Service fees 2,413 2,761 14.4 Operating leases 619 613 (1.0) Depreciation, amortisation, impairment and write offs 3,732 4,358 16.8 Total 2008 2009 East 24962 29849 19.6% (Rm) Recognising low revenue growth and right sizing cost structures making it happen - taking Telkom forward 41 Fixed-line capex - Major items of expenditure ZAR millions 2008 2009 % Access network 740 587 (20.7) Legacy 700 452 (35.4) NGN 2,305 2,181 (5.4) Fiber 978 757 (22.6) International 31 240 674.2 Information Operations 627 431 (31.3) Customer premises equipment 365 432 18.4 Facilities 492 732 48.8 Other 556 878 57.9 Total 6,794 6,690 (1.5) All capital expenditure under review making it happen - taking Telkom forward 42 Telkom SA: Focus on return on investment Base business (Voice, data and broadband) R26.9 billion Data Centre Operations R1.4 billion Sustain Voice services Grow bundled services Grow Data and Broadband services Provide Mobile and Converged services Provide Data Centre services Grow International services Strategy Investment opportunity Value Submarine cables R1.1 billion Defend Reduce cost Grow Mobile and fixed- mobile convergence R4.7 billion making it happen - taking Telkom forward 43 Company balance sheet ZAR millions 2008 2009 % Non-current assets 43,360 50,796 17.1 Current assets 8,763 10,090 15.51 Disposal group held for sale - 34 - Total assets 52,123 60,920 16.9 2007 2008 2009 East 0.7 1.1 1.8 Capital & reserves 26,693 29,086 9.0 Non-current liabilities 11,181 14,766 32.1 Current liabilities 14,249 17,068 19.8 Total equity & liabilities 52,123 60,920 16.9 Net debt 12,645 15,896 25.7 10.1% return on assets 1.8x net debt to EBITDA 2007 2008 2009 East 19.9 16.8 10.1 Well capitalised for future growth making it happen - taking Telkom forward 44 Company cash flow ZAR millions 2008 2009 % Cash generated from operations before dividend 14,030 13,382 (4.6) Dividend paid (5,858) (3,434) (41.4) Cash generated from operating activities 8,172 9,948 21.7 Investing activities (9,994) (12,129) (21.4) Financing activities 2,088 2,574 23.3 Net increase in cash 266 393 48.1 Cash at the end of the financial year 442 835 88.9 Free cash flow 4,036 1,253 (69.0) Managing for cash flow throughout the Group (CFROI philosophy)

making it happen - taking Telkom forward 45 Other continuing operations Trudon Multi-Links Africa Online 2008 530 942 118 2009 593 2422 208 Trudon Multi-Links Africa Online 2008 930 845 110 2009 1020 1900 194 Operating revenue Operating expenditure 9.7% 76.3% 157.1% 124.9% 76.4% ZAR millions 11.9% 2008 2009 Multi-Links a challenge - remains a great opportunity making it happen - taking Telkom forward 46 Other continuing operations (continued) 2008 2009 Trudon 44 51 2008 2009 Africa Onlin 46 63 2008 2009 East 17252 18441 Capital expenditure1 ZAR million 6.9% 2008 2009 Multi-Links 813392 2516109 Customer numbers ZAR in millions 209.3% Multi-Links Africa Online Leverage subsidiaries to take Telkom products into Africa 2008 2009 Multi-Links 1312 2791 Multi-Links Africa Online Trudon 37.0% 112.7% 15.9%

making it happen - taking Telkom forward 47 Funding profile as at March 31, 2009 (including maturities) Rm 2009 Maturing in 2009 calendar year CP Bills R5,059 Maturing 2010 calendar year PP02 R430 PP03 R1,350 CP Bills R500 Term Loans R2,000 Maturing after 2010 Syndicated loans (maturing in 2011 and 2013) R4,100 TL 12 (maturing in 2012) R1,060 TL 15 (maturing in 2015) R1,160 TL 20 (MATURING 2020) R2,500 Foreign Loans (maturing between 2010-2025) R138 Continue the move to longer term funding - matching our return profile making it happen - taking Telkom forward 48 Treasury activity Mar 08 Apr 08 Dec 08 Jan 09 Issued 1.06 2.1 Repaid -4.6 -1.6 -1 -1 Repaid 3 Drawn 1.6 1.16 Issued Repaid Commercial paper R11.0 bn issued (2008 - R18.8 bn issued) Commercial paper R9.8 bn repaid (2008 - R15.8 bn repaid) Plan in place to handle credit crisis Term loans Term loans: R3bn - maturing 31 Mar 2010 - repaid R1bn by Dec 2008 Bridge facility: repaid with proceeds from bond issue Syndicated loan: R820 m - 3 year RCF facility, R3.28 bn - 5 year bullet facility TL 12: maturing 29 Apr 2012, 230 bps over government bonds TL 15: maturing 29 Apr 2015, 250 bps over government bonds making it happen - taking Telkom forward 49 49 Guidance for 2009/2010 It is difficult in the current climate to make any revenue and earnings forecasts Capex expected to range between 20% and 23% of revenue Net debt/EBITDA of 1.4x Committed to delivering sustainable returns to shareholders